Exhibit 12.1
Statement re Computation of Ratio of Earnings to Fixed Charges

		Fiscal Year Ended December 31,
(in thousands, except ratios)	2004	2005	2006	2007	2008
		(Restated)
Earnings:
Earnings (loss) from continuing operations Before income taxes	$(16,643)	$(14,394)	$(27,674)	$(22,889)	$(18,858)
Add:
Fixed Charges	$211	$801	$2,579	$2,780	$3,178

Total earnings (loss)	$(16,432)	$(13,593)	$(25,095)	$(20,109)	$(15,680)

Fixed Charges:
Interest expense	$102	$661	$2,394	$2,542	$2,923
Estimated rent interest expense	$109	$140	$185	$238	$255

Total Fixed Charges	$211	$801	$2,579	$2,780	$3,178

Ratio of Earnings to Fixed Charges	—	—	—	—	—

Deficiency of Earnings Available to Cover Fixed Charges	$(16,643)	$(14,394)	$(27,674)	$(22,889)	$(18,858)